SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04003258

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50895

RECEIVED FEB 27 2004 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Munich American Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 5th Floor
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore Levatino 212/610-5904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue New York New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Salvatore Levatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Munich American Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Salvatore Levatino Jr.
Signature

Senior Vice President / Fin Ops
Title

Helen B. Kunz
Notary Public

HELEN B. KUNZ
Notary Public of New Jersey
I.D. NO.: 2176503
Commission Expires March 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Munich American Securities Corporation:

We have audited the accompanying statement of financial condition of Munich American Securities Corporation (a wholly owned subsidiary of Munich American Capital Markets, Inc.) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Munich American Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2004

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and invested cash	$1,832,093
Deposit with clearing organization	9,306
Accrued investment income	1,380
Equipment and improvements, net of accumulated depreciation of $2,508	115
Total assets	$1,842,894

Liabilities and Stockholder's Equity

Liabilities:	
Due to affiliates	$59,872
Other liabilities	22,950
Total liabilities	82,822
Stockholder's equity:	
Common stock – $.01 par value, 100 shares authorized; 100 shares issued and outstanding	1
Additional paid-in-capital	5,949,999
Accumulated deficit	(4,189,928)
Total stockholder's equity	1,760,072
Total liabilities and stockholder's equity	$1,842,894

See accompanying notes to financial statements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Statement of Operations

For the year ended December 31, 2003

Revenues:	
Interest	$19,397
Total revenues	19,397
Expenses:	
Employee compensation and benefits	244
Travel and travel items	3,994
Equipment and maintenance	17,994
Printing and stationary	570
Professional fees	22,500
Outside services	3,722
Service fees from affiliates	120,000
Other expenses	17,128
Total operating expenses	186,152
Net loss before income taxes	(166,755)
Income tax	1,433,374
Net loss	$(1,600,129)

See accompanying notes to financial statements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Statement of Cash Flows

For the year ended December 31, 2003

Cash flows from operating activities:	
Net loss	$(1,600,129)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	425
Decrease in deferred tax asset	1,410,488
Decrease in accrued investment income	915
Decrease in other liabilities	(2,058)
Decrease in due to affiliate	(49,201)
Increase in deposit with clearing organization	(4,250)
Net cash used in operating activities	(243,810)
Net decrease in cash and invested cash	(243,810)
Cash and invested cash at beginning of year	2,075,903
Cash and invested cash at end of year	$1,832,093
Supplemental information:	
Income tax paid	5,086
Interest payments	-

See accompanying notes to financial statements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2003

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2002	$ 1	$5,949,999	$ (2,589,799)	$3,360,201
Net loss	—	—	(1,600,129)	(1,600,129)
Balance, December 31, 2003	$ 1	$5,949,999	$(4,189,928)	$1,760,072

See accompanying notes to financial statements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Notes to Financial Statements

December 31, 2003

1. Organization

American Re Securities Corporation (ARSC) was incorporated on January 20, 1998 in the state of Delaware and was a wholly-owned subsidiary of American Re Corporation (ARC), which is a wholly-owned subsidiary of Munich-American Holding Corporation, a Delaware holding company (MAHC), which in turn is ultimately a wholly-owned subsidiary of Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen (Munich Re). A formal change of control filing was submitted to NASD for approval. In July 2002, NASD approval was obtained and ARC dividended ARSC to MAHC. ARSC became a wholly-owned subsidiary of Munich American Capital Markets, Inc. (MACM). ARSC was re-named Munich American Securities Corporation, (the Company). The Company's capital was subsequently contributed by MAHC to MACM. The Company is 100% owned by MACM which is 100% owned by MAHC, whose ultimate parent is Munich Re. The primary business of the Company has not changed, as it is still to originate, underwrite, distribute and trade securitized insurance/reinsurance risk as well as provide financial advisory services.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America and include the accounts of the Company. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Polices (continued)

Cash and Invested Cash

For purposes of the statement of cash flows, the Company considers cash and invested cash to comprise primarily cash and a money market fund. Interest income on the money market fund is recognized when earned.

Equipment and Improvements

Equipment and improvements are stated at cost, net of accumulated depreciation, which is provided on a straight-line basis over the estimated useful lives.

Structuring Fees

The Company recognizes fees for structuring security issuances for its clients upon completion of the issuance. The securitization of insurance risk assists clients by mitigating such risks through the use of the capital markets.

Accounting for Income Taxes

The Company recognizes income taxes under the assets and liabilities approach. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes benefits related to deferred tax assets if it is more likely than not that a benefit will be realized.

3. Related Parties

MACM, the parent company, provides professional and administrative services for the Company. During 2003, the Company incurred expenses of $120,000 for these services.

3. Related Parties (continued)

These costs have been recorded as Service fees from affiliates in the Statement of Operations. The Company also has an agreement with American Re-Insurance Company (American Re), an affiliate, whereby the Company's operating expenses (i.e., filing fees and other expenses) for the period are paid by American Re and reimbursed by the Company on a quarterly basis.

The expenses allocated to the Company and the fee for service from affiliates do not necessarily represent the operating expenses of the Company if the Company were a separate stand-alone organization.

4. Fair Value of Financial Instruments

Financial instruments of the Company are reported in the statement of financial condition at carrying amounts that approximate fair values because of the short maturity of such instruments.

5. Federal and State Income Taxes

The deferred tax asset recorded at December 31, represents the net temporary differences between the tax bases of assets and liabilities and their amounts for financial reporting. The components of the net deferred tax asset, based on a tax rate of 35% for federal and 19.38% for state and local at December 31, are as follows:

Federal net operating loss	$1,453,620
State tax net operating loss	56,428
Deferred tax asset	$1,510,048
Valuation allowance	1,510,048
Net deferred tax asset	—

Federal net operating losses expire through 2018 to 2023. State net operating losses expire through 2022 to 2023.

5. Federal and State Income Taxes (continued)

The Company is required to establish a "Valuation Allowance" for any portion of the deferred tax asset that management believes more likely than not will not be realized. Management, as at December 31, 2003, identified and considered all evidence both positive and negative in assessing whether a valuation allowance should be recorded to reduce the Company's deferred tax assets. As a result of this assessment it was determined that a valuation allowance equal to 100% of the deferred tax asset should be established.

The provision for income taxes differs from the amount of income tax determined by applying the 35% U.S. statutory federal income tax rate to pretax loss as the result of the deductibility of state and local income tax benefits and the reversal of previously recorded federal and state income tax benefits. Included in the provision is the calculation of state and local income taxes.

The components of income tax expense are as follows:

	Current	Deferred	Total
Federal	$ —	$1,393,476	$1,393,476
State	5,086	34,812	39,898
Total federal and state income tax expense	$5,086	$1,428,288	$1,433,374

The Company is included in the consolidated federal income tax return of MAHC and subsidiaries and is subject to a consolidated tax sharing agreement. Under this agreement, income tax expenses are primarily computed as if the Company filed a separate federal income tax return.

5. Federal and State Income Taxes (continued)

Reconciliation of the differences between income taxes computed at the statutory rate and federal and state income tax expense is as follows:

Net income (loss) before income taxes	$(166,755)
Income tax rate	35%
Tax expense (benefit) at the federal statutory income tax rate	(58,364)
Tax effect of:	
State and local taxes	3,306
State income tax benefit	(21,616)
Valuation allowance on deferred tax asset	1,510,048
Federal and state income tax expense	$1,433,374

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company's net capital is not less than $100,000. At December 31, 2003, the Company's net capital of $1,635,376 was $1,535,376 in excess of minimum regulatory requirements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Stockholder's equity	$1,760,072
Deductions:	
Non-allowable assets:	
Equipment asset	115
Clearing deposit withheld	199
Total non-allowable assets	314
Fidelity bond deduction	88,000
Total deductions	88,314
Net capital before haircuts	1,671,758
Haircuts	(36,382)
Net capital	1,635,376
Minimum net capital required - the greater of 6 2/3% of aggregate indebtedness or $100,000	100,000
Capital in excess of minimum requirement	$1,535,376
Aggregate indebtedness	$82,822
Ratio of aggregate indebtedness to net capital	5.06%

Note: There are no material differences between the above computation and the computation of net capital included in Amended Form X-17a-5 Part II A as filed by the Company on February 25, 2004.

Schedule II

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Computation for Determination of Reserve Requirements

December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2003 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(2)(ii) of the Rule.

KPMG LLP
345 Park Avenue
New York, NY 10154

The Board of Directors
Munich American Securities Corporation:

In planning and performing our audit of the financial statements of Munich American Securities Corporation (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2004